UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 333-65940
          A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
          B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

Item 4
SIGNATURES
Consent of Crowe Chizek and Company LLC

REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a) Financial Statements:
Report of Independent Registered Public Accounting Firm – Crowe Chizek and Company LLC
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(b) Exhibits
23.1	Consent of Crowe Chizek and Company LLC

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Zimmer Puerto Rico Savings and Investment Program
Warsaw, Indiana
We have audited the accompanying statements of net assets available for benefits of the Zimmer Puerto Rico Savings and Investment Program (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements as a whole.
/s/ Crowe Chizek and Company LLC
South Bend, Indiana
June 8, 2006

Zimmer Puerto Rico Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2005 and 2004

	2005	2004
Investments (Notes 1, 2, 3 and 4)
Program interest in Zimmer Master Trust (Note 4)	$3,938,987	$4,779,889
Mutual funds	1,462,627	1,150,586
Common/collective funds	532,239	505,342
Cash equivalents	300,973	426,624

Total investments	6,234,826	6,862,441

Contributions receivable
Employee	24,099	25,824
Employer	47,910	33,517

Net assets available for benefits	$6,306,835	$6,921,782

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Interest and dividends	$75,470
Net appreciation in fair value of mutual funds	18,830

Total investment income	94,300

Contributions
Employee	816,995
Employer	355,443
Rollovers	110,372

Total contributions	1,282,810

Total additions	1,377,110

Deductions from net assets attributed to:
Benefits paid directly to participants	1,326,643
Program interest in Zimmer Master Trust investment loss (Note 4)	665,269
Other	145

Total deductions	1,992,057

Net decrease	(614,947)

Net assets available for benefits
Beginning of year	6,921,782

End of year	$6,306,835

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2005
1. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Zimmer Puerto Rico Savings and Investment Program (the “Program”) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Valuation of Investments and Income Recognition
Certain assets of the Program are held by Fidelity Management Trust Company in a master trust and are commingled with assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the “Company” or “Employer”). The fair value of the Program’s interest in the Zimmer Holdings, Inc. Savings and Investment Program Master Trust (“Zimmer Master Trust”) is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The Program’s assets in the Zimmer Master Trust are participant loans and the Zimmer Stock Fund, which consists of shares of the Company’s common stock and cash. The underlying common stock is valued at the last reported sales price at the end of the year or, if there was no sale that day, the last reported bid price. Banco Popular de Puerto Rico serves as trustee for the Program’s investments in mutual funds, common/collective funds and cash equivalents.
Quoted market prices are used to value mutual funds. Common/collective funds are valued at the fund’s net asset value on the last day of the Program year. The fund’s net asset value is determined by the bank or entity sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Cash equivalents are valued at cost plus interest earned, which approximates fair value. Program participant loans are valued at cost, which approximates fair value. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The Program also presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of mutual funds which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Program provides for various investment options in any combination of the Zimmer Stock Fund, a common/collective fund, mutual funds, or a money market fund. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2005
materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Tax Status and Reporting
The Program obtained a determination letter on July 25, 2002, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Program has been amended since receiving the determination letter, however, the Program administrator believes the Program is currently designed and is being operated in compliance with the applicable requirements of the IRC.
2. Description of Program
The following description of the Program provides only general information. Participants should refer to the Summary Program Description or Program document, available from the Plan administrator, for a more complete description of the Program’s provisions. In the event of a conflict, the Program document, as amended from time to time, shall control.
The Program was established August 6, 2001, in conjunction with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “BMS Program”) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the employer match after six months of service. Employees of the Company who are not anticipated to work 1,000 hours per year may participate in the Program upon completing 1,000 hours of service in a twelve-month period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 16 percent of the participant’s annual salary or wages, as defined by the Program, for the Program year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 10 percent, may then be authorized by the participant. All contributions are subject to certain limitations.
For participants hired on or after September 2, 2002, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program, after six months of service. Additionally, participants hired on or after September 2, 2002, after completing six months of service, receive a fixed Company contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed Company contribution.
For participants hired before September 2, 2002 by the Company, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002 also participate in a defined benefit plan.
All Company matching and fixed contributions are allocated to the participants’ accounts based upon their current investment elections.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2005
Certain assets of the Program are held in the Zimmer Master Trust. The Program allows for various fund options from which participants select to allocate their contributions and earnings thereon, some of which are within the Zimmer Master Trust and some of which are not. During 2005, the Program offered a money market fund, a common/collective fund, sixteen mutual funds and a Zimmer Stock Fund as options for participants. All investments are participant directed.
Each participant’s account is credited with the participant’s contribution, the Employer’s matching and fixed contributions, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer matching contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participant’s account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. During the year ended December 31, 2005, there were no non-vested forfeitures used to reduce Employer contributions. At December 31, 2005, and 2004, there were $9,566 and $2,765 of non-vested forfeitures available to reduce future Employer contributions, respectively.
Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Effective April 1, 2005, all distributions are made in lump-sum amounts. Prior to April 1, 2005, at the Participant’s discretion, distributions could be made in installment payments or in lump-sum amounts. Distribution of investments in the Zimmer Stock Fund may be in cash or stock, as elected by the participant. Withdrawals may also be made when a participant attains age 59 1/2 or demonstrates financial hardship. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2005 and 2004.
Program expenses are paid by the Program, to the extent not paid by the Company.
Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then existing prime rate offered by banks plus one percent. The loans are collateralized by the participants’ vested account balances and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home.
Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.
3. Investments
The following investments represent 5 percent or more of the Program’s net assets at December 31, 2005 and 2004:

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2005

	2005	2004
Program interest in Zimmer Master Trust	$3,938,987	$4,779,889
Fidelity Growth Company Fund	285,763	508,270
Fidelity Retirement Money Market	300,973	426,624
Fidelity Managed Income Portfolio II	532,239	505,342
Spartan U.S. Equity Index Fund	392,634	303,243
4. Interest in Zimmer Master Trust
Certain of the Program’s investments are in the Zimmer Master Trust which was established for the investment of assets of the Program and assets of another Zimmer sponsored retirement plan. The plans participating in the Zimmer Master Trust collectively own, through the Zimmer Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan’s investment percentage in the Zimmer Master Trust changes regularly. Income earned by the Zimmer Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned. At December 31, 2005 and 2004, the Program’s interest in the net assets of the Zimmer Master Trust was approximately 1.5 percent and 1.9 percent, respectively. The Program’s approximate share of the Zimmer Master Trust’s investment activities for the year ended December 31, 2005 was negative 42.4 percent. The Program’s share of the Zimmer Master Trust’s investment activities was negative because the share from the other plan that participates in the Zimmer Master Trust experienced net investment income while the Program experienced net investment losses. Investment income (loss) and administrative expenses relating to the Zimmer Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.
The following presents the fair value of investments and the Program’s percentage interest in each investment for the Zimmer Master Trust at December 31, 2005 and 2004 and the related investment income and percentage interest for the year ended December 31, 2005:

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
at December 31, 2005

	2005		2004
Investments
Zimmer Stock Fund	$62,699,382	5.5%	$83,744,113	5.3%
Mutual funds	142,616,123	0.0	132,541,139	0.0
Brokerage fund	—	0.0	2,144,924	0.0
Common/collective trust fund	37,151,739	0.0	24,061,778	0.0
Cash and cash equivalents	11,346,234	0.0	9,744,865	0.0
Participant loans	5,151,890	9.0	4,711,037	7.9

	$258,965,368		$256,947,856

Investment income
Interest and dividends	$7,198,752	0.0%

Loan interest	$337,594	22.4%

Net appreciation (depreciation) in fair value of investments
Common stocks	$(10,416,688)
Mutual funds	4,279,755
Brokerage fund	44,892

	$(6,092,041)	11.3%

5. Parties-in-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. At December 31, 2005 and 2004, certain investments of the Program were held in investment funds which were managed by the custodian of the stock funds. Fidelity is the Plan custodian and, therefore, these transactions and the Plan’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.
Participants in the Plan may invest their contributions in the Zimmer Stock Fund, which primarily holds shares of Zimmer common stock. At December 31, 2005 and 2004, the Zimmer Master Trust held 901,089 and 1,017,215 shares, respectively, of Zimmer common stock with a historical cost of $52,070,492 and $52,326,601, respectively, and a market value of $60,769,442 and $81,499,266, respectively. These transactions are exempt from the ERISA prohibited transaction rules.
The Company provides certain accounting, recordkeeping and administrative services to the Program, for which it is not compensated.

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2005

		(C)
		Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Mutual Funds
	Baron Capital, Inc	Baron Growth Fund (4,122 units)	**	$187,117
	Harris Associates L.P.	Oakmark Select Fund (76 units)	**	2,516
	Calamos Investments	Calamos Growth Fund (47 units)	**	2,578
	Arnhold and S. Bleichroeder Advisers, LLC	First Eagle Overseas Fund (2,474 units)	**	57,427
	American Century Investments	American Century Large Company Value Fund (3,705 units)	**	24,083
	American Beacon Advisors	American Beacon Small Cap Value Fund (211 units)	**	4,298
*	Fidelity Investments	Fidelity Growth Company Fund (4,491 units)	**	285,763
*	Fidelity Investments	Fidelity Balanced Fund (2,547 units)	**	47,783
*	Fidelity Investments	Fidelity Low Price Stock Fund (2,060 units)	**	84,149
*	Fidelity Investments	Fidelity Diversified International Fund (6,812 units)	**	221,678
*	Fidelity Investments	Fidelity Freedom 2020 Fund (110 units)	**	1,612
*	Fidelity Investments	Fidelity Freedom 2015 Fund (27 units)	**	404
*	Fidelity Investments	Spartan U.S. Equity Index Fund (8,891 units)	**	392,634
*	Fidelity Investments	Fidelity U.S. Bond Index Fund (13,626 units)	**	148,528
*	Fidelity Investments	Fidelity Freedom 2040 Fund (229 units)	**	2,025
*	Fidelity Investments	Fidelity Freedom 2015 Fund (3 units)	**	32

			**	$1,462,627

	Common/Collective Fund
*	Fidelity Investments	Fidelity Managed Income Portfolio II (532,239 units)	**	$532,239

	Cash equivalents
*	Fidelity Investments	Fidelity Retirement Money Market (300,973 units)	**	$300,973

*	Participant loans (118 loans)	$463,399 principal amount, interest rates ranging from 5.0% to 9.0%, due through December 14, 2010	—	$463,399

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Renee Rogers
Date: June 28, 2006		Vice President, Global Human Resources